SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                         SCHEDULE 13G
                                       (Amendment No.  )*

                          Under the Securities Exchange Act of 1934

                        ICO Global Communications (Holdings) Limited
                                       (Name of Issuer)

                                       Ordinary Shares
                               (Title of Class of Securities)

                                          G4705T109
                                       (CUSIP Number)

                                        July 31, 1998
                 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ X ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         Page 1 of 7 Pages

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CUSIP NO. G4705T109       SCHEDULE 13G       Page 2 of 7 Pages

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person:

    Satellite Phone Japan Ltd. ("Satellite Phone")

2.  Check the Appropriate Box if a Member of a Group

     (a)  [  ]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  Japan

Number of Shares Beneficially Owned by Satellite Phone With:

5.  Sole Voting Power:  12,390,660

6.  Shared Voting Power:  0

7.  Sole Dispositive Power:  0

8.  Shared Dispositive Power:  12,390,660 (a)

__________
(a) Such Ordinary Shares are subject to certain restrictions on transfer contained in an agreement between Donaldson, Lufkin & Jenrette
Securities Corporation and Satellite Phone dated April 24, 1998, as amended by letter agreement dated July 21, 1998 (the "Lock-up
Agreement"). Under the Lock-up Agreement, Satellite Phone has agreed, subject to certain exceptions contained therein, not to, directly or indirectly, offer, sell, or contract to sell or otherwise dispose of, or enter into any transaction (including a derivative transaction) having an economic effect similar to a sale of such Ordinary Shares for a period of two years from the date of the underwriting agreement (the "Underwriting Agreement") related to the initial public offering of Ordinary Shares of ICO Global Communications (Holdings) Limited ("ICO"), which date
Satellite Phone has been advised is July 31, 1998, except that 15% of the Ordinary Shares held by Satellite Phone as of April 24, 1998, may be sold after the date which is 11 months after the date of the Underwriting Agreement.

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CUSIP NO. G4705T109       SCHEDULE 13G       Page 3 of 7 Pages

9.  Aggregate Amount Beneficially Owned by Satellite Phone: 12,390,660

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
[  ]

11.  Percent of Class Represented by Amount in Row 9:  5.98%

12.  Type of Reporting Person:  CO

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CUSIP NO. G4705T109       SCHEDULE 13G       Page 4 of 7 Pages

Item 1(a)  Name of Issuer:

   ICO Global Communications (Holdings) Limited

Item 1(b)  Address of Issuer's Principal Executive Offices:

   1 Queen Caroline Street
   Hammersmith
   London W6 9BN
   England

Item 2(a)  Name of Person Filing:

   Satellite Phone Japan Ltd.

Item 2(b)  Address of Principal Business Office:

   2-3-2 Nishi-Shinjuku
   Shinjuku-ku
   Tokyo 163-8003
   Japan

Item 2(c)  Citizenship:

   Japan

Item 2(d)  Title of Class of Securities:

   Ordinary Shares of ICO Global Communications (Holdings) Limited

Item 2(e)  CUSIP Number:

   G4705T109

Item 3  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [   ]     Broker or Dealer registered under Section 15 of
                    the Act;

     (b)  [   ]     Bank as defined in Section 3(a)(6) of the Act;

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CUSIP NO. G4705T109       SCHEDULE 13G       Page 5 of 7 Pages

     (c)  [   ]     Insurance Company as defined in Section 3(a)(19)
                    of the Act;

     (d)  [   ]     Investment Company registered under Section 8 of
                    the Investment Company Act;

     (e)  [   ]     An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

     (f)  [   ]     An employee benefit plan or endowment fund in
                    accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)  [   ]     A parent holding company or control person in
                    accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)  [   ]     A savings association as defined in Section 3(b) of
                    the Federal Deposit Insurance Act;

     (i)  [   ]     A church plan that is excluded from the definition
                    of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [   ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [   ]

Item 4.  Ownership:

   (a)  Amount Beneficially Owned:  12,390,660

   (b)  Percent of Class:  5.98%

   (c)  Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:  12,390,660
        (ii)  shared power to vote or to direct the vote:  0
        (iii) sole power to dispose or to direct the disposition of:  0
        (iv)  shared power to dispose or to direct the disposition of:
              12,390,660

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CUSIP NO. G4705T109       SCHEDULE 13G       Page 6 of 7 Pages

   All of Satellite Phone's Ordinary Shares are subject to certain restrictions on transfer contained in an agreement between Donaldson, Lufkin
& Jenrette Securities Corporation and Satellite Phone dated April 24, 1998, as amended by letter agreement dated July 21, 1998 (the "Lock-up Agreement"). Under the Lock-up Agreement, Satellite Phone has agreed, subject to certain exceptions contained therein, not to, directly or indirectly, offer, sell, or contract to sell or otherwise dispose of, or enter into any transaction (including a derivative transaction) having an economic effect similar to a sale of such Ordinary Shares for a period of two years from the date of the underwriting agreement (the "Underwriting Agreement") related to the initial public offering of Ordinary Shares of ICO Global Communications (Holdings) Limited ("ICO"), which date Satellite Phone has been advised is July 31, 1998, except that 15% of the Ordinary Shares held by Satellite Phone as of April 24, 1998, may be sold after the date which is 11 months after the date of the Underwriting Agreement.

Item 5  Ownership of Five Percent or Less of a Class:

   Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

   Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

   Not applicable.

Item 8  Identification and Classification of Members of the Group:

   Not Applicable.

Item 9  Notice of Dissolution of Group:

   Not Applicable.

Item 10  Certification:

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CUSIP NO. G4705T109       SCHEDULE 13G       Page 7 of 7 Pages

                                                Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 4, 1999                   Satellite Phone Japan Ltd.

                                             Fumio Makita
                                          By_________________________
                                             Fumio Makita
                                             Vice President